Exhibit 4.12

Amendment No. 11
to
Gilat Satellite Networks Ltd. 2008 Share Incentive Plan
(the “Plan”)
Dated November 18, 2019

The terms of the Plan are hereby revised as follows:

In Section 6(a) of the Plan, the first sentence is hereby deleted and replaced with the following wording:

“Subject to the provisions of Section 6(b), the maximum number of Ordinary Shares that may be issued under the Plan is 7,015,500 in a fungible pool of Ordinary Shares”.

All other terms shall remain unchanged.